EXHIBIT 12.1
Levitt Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months
	Ended June 30,			Year ended December 31,
	2006		2005	2005	2004	2003	2002	2001
Earnings:
Pre-tax income (loss) from operations before adjustment for income or loss from equity investees		$(4,299)	50,919	74,469	74,194	35,304	20,347	9,308
Fixed charges		17,562	7,595	19,264	11,099	7,924	8,057	6,226
Add: Amortization of capitalized interest		5,685	5,289	8,959	9,872	6,425	6,174	4,820
Distributed income from equity investees		217	291	447	9,744	1,561	6,214	6,131
Capitalized interest		(17,562)	(7,595)	(19,264)	(10,840)	(7,691)	(7,668)	(6,046)

		$1,603	56,499	83,875	94,069	43,523	33,124	20,439

Fixed charges:
Interest expense	$				259	233	389	180
Capitalized interest		17,562	7,595	19,264	10,840	7,691	7,668	6,046

		$17,562	7,595	19,264	11,099	7,924	8,057	6,226

Ratio		0.09	7.44	4.35	8.48	5.49	4.11	3.28

Dollar deficiency		$15,959	—	—	—	—	—	—